                                                               Exhibit (a)(1)(i)


                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                                       OF
                          CYPRESS COMMUNICATIONS, INC.
                                       AT
                               $3.50 NET PER SHARE
                                       BY
                            CYPRESS MERGER SUB, INC.
                          A WHOLLY OWNED SUBSIDIARY OF
                               U.S. REALTEL, INC.

--------------------------------------------------------------------------------
  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON TUESDAY, FEBRUARY 19, 2002, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

         The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 10, 2002, as amended January 17, 2002 (the "Merger Agreement"), among U.S. RealTel, Inc. ("Parent"), Cypress Merger Sub, Inc., a wholly owned subsidiary of Parent (the "Purchaser") and Cypress Communications, Inc. ("Cypress"). The Board of Directors of Cypress, by the unanimous vote of those directors attending the meeting, (i) determined that the consideration to be paid for each share in the Offer and the Merger is fair to the shareholders of Cypress and that the Offer and the Merger are otherwise in the best interests of Cypress and Cypress' shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, (iii) declared the Merger Agreement to be advisable, (iv) consented to the Offer, and (v) recommended that Cypress' shareholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE (THE "COMMON STOCK") OF CYPRESS, INCLUDING THE ASSOCIATED RIGHTS (THE "RIGHTS") TO PURCHASE PREFERRED STOCK (COLLECTIVELY, THE "SHARES") WHICH REPRESENTS AT LEAST 90 % OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS (ASSUMING THE EXERCISE OF ALL OPTIONS TO PURCHASE SHARES AND ANY OTHER RIGHTS TO ACQUIRE SHARES WITH AN EXERCISE OR CONVERSION PRICE EQUAL TO OR LESS THAN $3.50 PER SHARE ON THE DATE OF PURCHASE). THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE SECTION 15.

                    -----------------------------------------
                                    IMPORTANT

         Any shareholder of Cypress wishing to tender Shares in the Offer must
(1) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail, fax or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with the certificate(s) representing the Shares tendered; (2) tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3; or (3) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the tender for such shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder wishes to tender such Shares.

         Rights are presently evidenced by the certificate for the Shares of Common Stock and a tender by a shareholder of such shareholder's shares of Common Stock will also constitute a tender of the associated Rights. Any shareholder of Cypress who wishes to tender Shares and cannot deliver certificate(s) representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3.

         Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

                  --------------------------------------------
                     The Information Agent for the Offer is:

                        [Innisfree M&A Incorporated Logo]

January 22, 2002

                                TABLE OF CONTENTS


                                                                                                               PAGE
                                                                                                               ----
SUMMARY TERM SHEET................................................................................................1

INTRODUCTION......................................................................................................6

THE TENDER OFFER..................................................................................................8

         1.       Terms of the Offer..............................................................................8
         2.       Acceptance for Payment and Payment for Shares...................................................9
         3.       Procedures for Accepting the Offer and Tendering Shares........................................10
         4.       Withdrawal Rights..............................................................................12
         5.       Certain United States Federal Income Tax Consequences..........................................13
         6.       Price of Shares................................................................................14
         7.       Certain Information Concerning Cypress.........................................................14
         8.       Certain Information Concerning Purchaser and Parent............................................15
         9.       Source and Amount of Funds.....................................................................16
         10.      Background of the Offer; Past Contacts or Negotiations with Cypress............................17
         11.      The Merger Agreement; Other Arrangements.......................................................20
         12.      Purpose of the Offer; Plans for Cypress........................................................30
         13.      Certain Effects of the Offer...................................................................32
         14.      Dividends and Distributions....................................................................33
         15.      Certain Conditions of the Offer................................................................33
         16.      Certain Legal Matters; Regulatory Approvals....................................................35
         17.      Appraisal Rights...............................................................................36
         18.      Fees and Expenses..............................................................................37
         19.      Miscellaneous..................................................................................38

  Schedule I      DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER......................................I-1

  Schedule II     SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW..........................................II-1


                               SUMMARY TERM SHEET

         Cypress Merger Sub, Inc. is offering to purchase all of the outstanding shares of common stock of Cypress Communications, Inc., including the associated rights to purchase preferred stock, for $3.50 per share in cash. The following are some of the questions you may have, as a shareholder of Cypress, and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

         Our name is Cypress Merger Sub, Inc. We are a Delaware corporation and a wholly owned subsidiary of U.S. RealTel, Inc., a Delaware corporation. We were formed for the sole purpose of making this offer and entering into a business combination transaction with Cypress and have carried on no activities other than in connection with the acquisition of Cypress. Parent is a public company whose shares are traded under the symbol "USRT" and quoted on the over-the-counter Bulletin Board. Parent is an owner of worldwide telecommunications rights. Parent's business is to bundle telecommunications site access and usage rights in commercial real estate for subleasing to telecommunications companies. Parent currently conducts operations in Argentina and Brazil. See the "Introduction" to this Offer to Purchase and Section 8.

         Unless the context indicates otherwise, we will use the terms "us," "we" and "our" in this Summary Term Sheet to refer to Cypress Merger Sub, Inc. and, where appropriate, Parent and all of its direct and indirect wholly owned subsidiaries, including Cypress Merger Sub, Inc.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

         We are seeking to purchase all of the outstanding shares of common stock of Cypress and the rights to purchase preferred stock associated with those shares. See the "Introduction" to this Offer to Purchase and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT?

         We are offering to pay you $3.50 per share in cash.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

         If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

         We have a commitment (subject to customary conditions) from a private entity affiliated with one of the directors of Parent to provide us with funds to finance the acquisition of Cypress. The Offer is not conditioned on our obtaining any financing. See Section 9 of this Offer to Purchase for a description of our financing arrangements.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER MY SHARES IN THE OFFER?

         We do not believe our financial condition is relevant to your decision to tender your shares in the offer because:

         - the offer is being made for all outstanding shares solely for cash,

         - our obligation to consummate the Offer is not contingent upon our receipt of financing,

         - we have obtained a commitment letter to provide us with sufficient funds to finance the acquisition, and

         - if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

         You will have at least until 12:00 midnight, New York City time, on Tuesday, February 19, 2002, to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 and 3.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

         We have agreed in the merger agreement that:

         - Without the consent of Cypress, we may extend the offer beyond the scheduled expiration date, if at that date any of the conditions to our obligation to accept for payment and to pay for the shares has not been satisfied, until such time as such condition is satisfied or, to the extent permitted by the merger agreement, waived, up to an additional 60 business days; however, if we have not accepted any shares for payment by February 28, 2002, both Cypress and Parent have the right to terminate the merger agreement.

         - Without the consent of Cypress, we may extend the offer beyond the scheduled expiration date if at that date less than 90% of the outstanding shares of common stock have been validly tendered and not withdrawn for one or more periods of up to an aggregate of not more than 10 additional business days or provide for a "subsequent offering period" of not more than 10 business days; however, if we have not accepted any shares for payment by February 28, 2002, both Cypress and Parent have the right to terminate the merger agreement. A subsequent offering period is different than an extension of the offer. You also would be able to withdraw any of the shares that you tender during the subsequent offering period.

         - Without the consent of Cypress, we may generally extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission applicable to the offer; however, if we have not accepted any shares for payment by February 28, 2002, both Cypress and Parent have the right to terminate the merger agreement.

         See Section 1 of this Offer to Purchase for more details on our ability to extend the offer.


HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

         If we extend the offer, we will inform LaSalle Bank National Association (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

         We are not obligated to buy any shares if, among other things:

         - less than 4,470,069 shares, which represents 90% of the outstanding shares on a fully diluted basis (including "in-the-money" options and warrants), have been validly tendered and not withdrawn before the expiration date of the offer. We call this condition the "minimum condition."

         - there is a suit, action or proceeding pending as of the expiration date of the offer by any governmental entity challenging the tender offer or proposed merger, prohibiting or materially restricting the ownership or operation of a material portion of the business of Cypress, compelling Parent or Purchaser to dispose of a material portion of the business of Cypress, seeking to impose restrictions on the ability of Parent or Cypress Merger Sub, Inc. to exercise their full rights of ownership of any shares accepted for payment pursuant to the tender offer, or prohibiting Parent or its subsidiaries from controlling any significant portion of the business of Cypress or otherwise having a material adverse effect on Cypress.

         - there is a material adverse change to the business or prospects of Cypress.

         - Cypress' board of directors has withdrawn or modified its recommendation that Cypress' shareholders accept the offer and tender all of their shares in the offer and approve the merger agreement and the transactions contemplated thereby, or approves or recommends or enters into an agreement for an alternative acquisition proposal.

         -        Cypress has not satisfied certain financial thresholds.

         - the merger agreement is otherwise terminated in accordance with its terms.

         The offer is also subject to a number of other conditions. We can waive some of the conditions to the offer without Cypress' consent; however, we cannot waive the minimum condition. See Section 15.


HOW DO I TENDER MY SHARES?

         To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to LaSalle Bank National Association, the depositary for the offer, not later than the time the offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within the time period specified in the notice. See Section 3.

UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY TENDERED SHARES?

         The tender of your shares may be withdrawn at any time prior to the expiration of the offering period. In addition, if we have not accepted your shares for payment by Friday, March 22, 2002, and the parties have not terminated the merger agreement, you may withdraw them at any time after that date until we accept shares for payment. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

         To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary, LaSalle Bank National Association, while you still have the right to withdraw the shares. See Section 4.

WHAT DOES THE CYPRESS BOARD OF DIRECTORS RECOMMEND REGARDING THE OFFER?

         We are making the offer pursuant to the merger agreement, which has been approved by the board of directors of Cypress. The board of directors of Cypress, by the unanimous vote of those directors attending the meeting:

         - determined that the consideration to be paid for each share in the offer and the merger is fair to the shareholders of Cypress and that the offer and the merger are otherwise in the best interests of Cypress and Cypress' shareholders,

         - approved the merger agreement and the transactions contemplated thereby,

         -        declared that the merger agreement is advisable,

         -        consented to the offer, and

         - recommended that Cypress' shareholders accept the offer and tender their shares pursuant to the offer, and approve and adopt the merger agreement.

         See the "Introduction" to this Offer to Purchase.


WILL THE DIRECTORS AND EXECUTIVE OFFICERS OF CYPRESS TENDER THEIR SHARES IN THE OFFER?

         Cypress has advised us that, to its knowledge, all of its directors and executive officers intend to tender their shares in the offer (other than shares over which such executive officers or directors act in a fiduciary capacity or are subject to the instructions of a third party with respect to such tender). In addition, certain shareholders of Cypress have each entered into a shareholders' agreement with us pursuant to which each agreed, with respect to a certain number of shares owned by them, aggregating 541,835 or approximately 11% of the shares outstanding, to accept the offer and to unconditionally tender those shares pursuant to the offer. See Section 11 -"Shareholders' Agreement."

IF THE TENDER OFFER IS COMPLETED, WILL CYPRESS CONTINUE AS A PUBLIC COMPANY?

         No. Following the purchase of shares in the offer, we expect to complete the merger. If the merger takes place, Cypress will no longer be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares:

         - there may be so few remaining shareholders and publicly held shares that Cypress common stock will no longer be eligible to be traded through the Nasdaq Stock Market,

         - there may not be a public trading market for Cypress common stock and

         - Cypress may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the rules relating to publicly held companies.

         See Section 13.


WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL OF THE CYPRESS SHARES ARE NOT TENDERED IN THE OFFER?

         Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for at least such number of shares that represents the minimum condition, we intend to merge with and into Cypress. If that merger takes place, Parent will own all of the shares of Cypress and all remaining shareholders of Cypress, (other than Cypress shareholders who properly exercise appraisal rights) will receive $3.50 per share in cash (or any higher price per share that is paid in the offer). See the "Introduction" to this Offer to Purchase. See also Section 11 for a description of the conditions to the merger.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

         If the merger described above takes place, shareholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, unless they perfect appraisal rights under Delaware law. Therefore, if the merger takes place and you do not perfect appraisal rights, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If the merger does not take place, however, the number of shareholders and the number of shares of Cypress that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Cypress common stock. Also, as described above, the shares may no longer be eligible to be traded through the Nasdaq Stock Market and Cypress may cease making filings with the Securities and Exchange Commission or otherwise may not be required to comply with the rules relating to publicly held companies. See the "Introduction" and Section 13 of this Offer to Purchase.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

         On January 10, 2002, the last full day of trading before the public announcement of the execution of the merger agreement, the last sale price of Cypress common stock reported was $1.96 per share on Nasdaq. On January 18, 2002, the closing price of Cypress common stock reported was $3.47 per share on Nasdaq. We encourage you to obtain a recent quotation for shares of Cypress common stock in deciding whether to tender your shares. See Section 6.

WHAT HAPPENS IF ANOTHER BIDDER WANTS TO BUY CYPRESS SHARES AT A HIGHER PRICE?

         If another bidder offers a higher purchase price than the price we are offering and Cypress' Board of Directors determines that the other bidder's price is superior and determines to enter into an agreement with the other bidder, we have the opportunity to match the superior offer. If we decide not to match the superior offer and Cypress terminates the Merger Agreement, Cypress will have to pay us $500,000 plus our out of pocket expenses in connection with this transaction, up to an additional $600,000. See Section 11.

WHAT WILL HAPPEN TO MY OPTIONS AND WARRANTS IN THE OFFER?

         We are not offering to acquire outstanding options and warrants in the Offer. Pursuant to the merger agreement, all options and warrants will be converted into an obligation of Cypress to pay the excess, if any, of the offer price over the exercise price for such options, less applicable income and employment taxes required to be withheld.

WILL I HAVE APPRAISAL RIGHTS?

         No appraisal rights are available in connection with the offer. However, if the merger is consummated, holders of shares that were not accepted for payment and paid for by us in the offer will have certain rights pursuant to the provisions of Section 262 of the Delaware General Corporation Law, or "DGCL," to dissent and demand appraisal of their shares. Under Section 262 of the DGCL, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the shares could be based upon factors other than, or in addition to, the price per share to be paid in the merger or the market value of the shares. The value so determined could be more or less than the price per share to be paid in the merger. See Section 17 of this Offer to Purchase for a more detailed discussion of Section 262 of the DGCL and Schedule II of this Offer to Purchase for a complete copy of Section 262 of the DGCL.

WHAT ARE THE UNITED STATE FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES?

         The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a shareholder who sells shares pursuant to the offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder's adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the merger. If the shares sold or exchanged constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5.

         Shareholders are urged to consult their own tax advisors as to the particular tax consequences to them of the offer and the merger, including the effect of United States, federal, state and local tax laws or foreign tax laws.

WHO SHOULD I CALL IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

         You may call Innisfree M&A Incorporated at (888) 750-5834 (toll free). Innisfree M&A Incorporated is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of Common Stock of Cypress Communications, Inc.:

                                  INTRODUCTION

         Cypress Merger Sub, Inc. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of U.S. RealTel, Inc. ("Parent"), a Delaware corporation, hereby offers to purchase all outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Cypress Communications, Inc. ("Cypress"), a Delaware corporation, together with the associated rights to purchase preferred stock issued pursuant to the Shareholders' Rights Agreement, dated as of February 9, 2000, as amended (the "Rights Agreement"), between Cypress and State Street Bank and Trust Company, as rights agent (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $3.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

         The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 10, 2002, as amended January 17, 2002 (the "Merger Agreement") among Cypress, Parent and the Purchaser. The Merger Agreement provides that the Purchaser will be merged with and into Cypress (the "Merger") with Cypress continuing as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Cypress or Parent or any of their respective subsidiaries, all of which will be canceled, and Shares held by Cypress shareholders who perfect appraisal rights) will be converted into the right to receive $3.50 or any greater per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in Section 11, which also contains a discussion of the treatment of stock options and warrants.

         Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of LaSalle Bank National Association as depositary (the "Depositary"), and all charges and expenses of Innisfree M&A Incorporated as information agent (the "Information Agent"), incurred in connection with the Offer. See Section 18.

         The Board of Directors of Cypress (the "Cypress Board"), by the unanimous vote of those directors attending the meeting, (1) determined that the Offer Price and Merger Consideration are fair to the shareholders of Cypress and the Offer and Merger are otherwise in the best interests of Cypress and Cypress' shareholders, (2) approved the Merger Agreement and the transactions contemplated thereby, (3) declared that the Merger Agreement is advisable, (4) consented to the Offer and (5) recommended that Cypress' shareholders accept the Offer and tender their shares pursuant to the Offer and approve and adopt the Merger Agreement.

         Breckenridge Securities Corp. ("Breckenridge"), Cypress' financial advisor, has delivered to the Cypress Board a written opinion dated January 9, 2002, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the $3.50 per share cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and Merger was fair, from a financial point of view, to such holders. The full text of Breckenridge's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an exhibit to Cypress' Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is being mailed to shareholders concurrently herewith. HOLDERS OF SHARES ARE URGED TO READ THE FULL TEXT OF SUCH OPINION CAREFULLY IN ITS ENTIRETY.

         This Offer to Purchase should be read together with the Solicitation/Recommendation Statement on Schedule 14D-9 referred to above, which is to be issued by Cypress to its securityholders.

         The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer that number of Shares which, together with the Shares then owned by Parent or Purchaser, represent at least 90% of the outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Condition"). For purposes of the Offer, "fully diluted basis" means, as of any date, the number of Shares outstanding, after giving effect to the conversion or exercise of all outstanding options, warrants and other rights and securities convertible into Shares at an exercise price of $3.50 or less per Share, whether or not exercised or converted at the time of determination (securities convertible into Shares at such exercise price are sometimes referred to in this Offer to Purchase as "in-the-money"). The Offer is also subject to the satisfaction of certain other conditions. See Section 15.

         Cypress has advised the Purchaser that, on January 10, 2002, 4,925,768 Shares were issued and outstanding and 40,975 Shares were issuable upon exercise or conversion of in-the-money stock options and warrants. Accordingly, the Purchaser believes that the Minimum Condition would be satisfied if 4,470,069 Shares were validly tendered and not withdrawn prior to the Expiration Date.

         In connection with the Merger Agreement, certain major shareholders of Cypress (collectively, the "Major Shareholders"), have entered into a Shareholders' Agreement, dated as of January 10, 2002 (the "Shareholders' Agreement") with Parent and Purchaser with respect to certain Shares owned by them aggregating 541,835, or approximately 11% of the outstanding Shares, pursuant to which the Major Shareholders have (i) agreed to unconditionally tender those Shares to the Purchaser pursuant to the Offer and (ii) agreed to vote such Shares in favor of the Merger and Merger Agreement and against any acquisition proposal other than the Merger. In addition, the Shareholders' Agreement grants the Purchaser an irrevocable option to purchase all of the Major Shareholders' Shares covered by the Shareholders' Agreement prior to any termination of the Merger Agreement. See Section 11.

         Cypress has advised the Purchaser and Parent that, to the knowledge of Cypress, all directors and executive officers of Cypress intend to tender their Shares pursuant to the Offer (except for shares over which such executive officers or directors act in a fiduciary capacity or are subject to the instructions of a third party with respect to such tender).

         The Merger Agreement provides that upon the purchase of the Shares pursuant to the Offer, Parent is entitled to designate such number of directors, rounded up to the next whole number, as will give Parent representation on Cypress' Board equal to the product of (i) the number of authorized directors on Cypress' Board (giving effect to the directors elected pursuant to this provision) and (ii) the percentage that the number of Shares purchased by Parent or any of its affiliates bears to the aggregate number of Shares outstanding (the "Board Fraction"), and Cypress will promptly satisfy the Board Fraction by increasing the size of the board of directors or securing the resignations of the number of directors as is necessary to enable Parent's designees to be elected to the Cypress' Board and will cause Parent's designees to be so elected. At each such time, Cypress will also cause (i) each committee of the Cypress Board, (ii) the board of directors of each of Cypress' subsidiaries and
(iii) each committee of such board of directors to include persons designated by Parent constituting the same percentage of each such committee or board of directors as the Board Fraction.

         In connection with the Offer and the Merger, the Cypress Board has amended the Rights Agreement to render the Rights and the Rights Agreement inapplicable to the Offer, the Merger and the transactions contemplated by the Merger Agreement.

         The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Cypress. In addition, Cypress has agreed, if required, to cause a meeting of its shareholders to be held as promptly as practicable following consummation of the Offer for the purpose of considering and taking action upon the approval and adoption of the Merger Agreement. The Purchaser intends to vote all Shares it acquires in favor of the approval and adoption of the Merger Agreement. In addition, the Major Shareholders have agreed to vote, or to cause to be voted, an aggregate of 541,835 shares, or approximately 11% of Cypress Shares outstanding in favor of the adoption of the Merger Agreement and the approval of the Merger. ACCORDINGLY, IF THE MINIMUM CONDITION IS SATISFIED AND SHARES ARE PURCHASED PURSUANT TO THE OFFER, THE FAVORABLE VOTE TO APPROVE THE MERGER WILL BE ASSURED. See Section 11.

         THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.       TERMS OF THE OFFER.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as described under "withdrawal rights" below. The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, February 19, 2002, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended, expires.

         The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15 of this Offer to Purchase. Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition). If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement, the Purchaser may elect to (i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) waive all of the unsatisfied conditions (other than the Minimum Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn or (iii) extend the Offer, provided that either Parent or Cypress may terminate the Merger Agreement if Purchaser has not accepted any Shares for payment by February 28, 2002.

         Parent and the Purchaser have expressly reserved the right to modify the terms of the Offer, except that, without the prior written consent of Cypress, neither Parent or the Purchaser may (i) decrease the price per Share or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer or amend in any manner materially adverse to the shareholders of Cypress any condition to the Offer, or
(v) amend any other term of the Offer in any manner adverse in any material respect to the shareholders of Cypress.

         Subject to the terms of the Merger Agreement, the Purchaser may (but is not obligated), without the consent of Cypress, (i) extend the Offer, if at the Expiration Date, any of the conditions to Purchaser's obligation to purchase Shares is not satisfied, until such time as such condition is satisfied or waived but in no event later than April 16, 2002, (ii) extend the Offer on one or more occasions for a period of not more than ten business days beyond the then scheduled Expiration Date or provide for a "subsequent offering period" (as defined in Rule 14d-11) of not more than 10 additional business days, if on the then scheduled Expiration Date less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer or (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or its staff applicable to the Offer.

         Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, but only on or before the final Expiration Date, to waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. If the Purchaser accepts for payment any Shares pursuant to the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not properly withdrawn, and will promptly pay for all Shares so accepted for payment.

         The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 15 of this Offer to Purchase. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the

Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

         If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer and (ii) the terms of the Merger Agreement, which require that the Purchaser promptly pay for Shares that are tendered pursuant to the Offer.

         If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Date, the Purchaser increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day.

         Cypress has provided the Purchaser with Cypress' shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Cypress' shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15, the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16.

         In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer (a "Book-Entry Transfer Confirmation") of such Shares into the Depositary's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

         The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 1 hereof, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE FOR SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

         If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer in the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.       PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

         VALID TENDERS. In order for a shareholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of the Shares, and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or
(ii) the guaranteed delivery procedures described below must be complied with. If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

         THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

         BOOK-ENTRY TRANSFER. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with.

         DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

         SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a firm that is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution" and collectively "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

         GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder's Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

         (1)      such tender is made by or through an Eligible Institution;

         (2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

         (3) the Share Certificates evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

         The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution and a representation that the shareholder owns the Shares tendered within the meaning of, and that the tendered Shares effected thereby comply with, Rule 14e-4 under the Exchange Act, each in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

         In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) is received by the Depositary.

         The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

         DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, Parent, or any of their affiliates or assigns, the Depositary or the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

         APPOINTMENT OF PROXY. By executing the Letter of Transmittal or Agent's Message as set forth above, a tendering shareholder irrevocably appoints designees of the Purchaser as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (including, with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of Cypress' shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares.

         OTHER REQUIREMENTS. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered and that the tender of Shares complies with Rule 14(e)-4(a)(4) under the Exchange Act, as specified in the Letter of Transmittal. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

         BACKUP WITHHOLDING. Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold 31% of the amount of any cash payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to such payments to certain non-corporate shareholders pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain shareholders (including corporations, foreign individuals who provide a required certification as to their foreign status, and tax exempt entities) are not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign shareholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4.       WITHDRAWAL RIGHTS.

         Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable except that they may be withdrawn at any time after March 22, 2002. If all of the conditions to the Offer have been met, the Purchaser must pay for all Shares already tendered and immediately accept and pay for all Shares tendered and not withdrawn during any subsequent offering period.

         For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

         If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

         All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, Parent, or any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

         Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in
Section 3 hereof.

5.       CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

         The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to shareholders of Cypress whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Cypress. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to shareholders of Cypress in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any shareholder of Cypress who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

         Because individual circumstances may differ, each shareholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax, and any state, local and foreign tax laws and of changes in such laws.

         The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 20% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder's capital losses.

         A shareholder whose Shares are purchased in the Offer or exchanged pursuant to the Merger may be subject to backup withholding at the rate of 31% unless certain information is provided to the Depositary (or to the paying agent if the Shares are exchanged pursuant to the Merger) or an exemption applies. Any amounts required to be withheld under the backup withholding rules are not an additional tax and may be refunded or credited against a shareholder's federal income tax liability if the required information is furnished to the Internal Revenue Service. See Section 3 for a discussion of the backup withholding rules in connection with the Offer.

6.       PRICE OF SHARES.

         The Shares have traded on The Nasdaq Stock Market ("Nasdaq") under the symbol "CYCO" since their initial public offering on February 10, 2000. Prior to that date, there was no market for the Shares. In August 2001, Cypress declared a one-for-ten reverse stock split with respect to the Shares. The following table sets forth, for the periods indicated, the high and low closing prices per Share for the periods indicated. Share prices are as reported by the Nasdaq. All amounts prior to the reverse stock split have been restated to give effect to the stock split.

                                                                                    HIGH                LOW
                                                                                    ----                ---

FISCAL YEAR ENDED DECEMBER 31, 2000:
First Quarter (commencing February 10, 2000).............................     $     296.88       $    203.75
Second Quarter...........................................................           245.00             60.00
Third Quarter............................................................            77.50             26.56
Fourth Quarter...........................................................            31.25              6.56

FISCAL YEAR ENDED DECEMBER 31, 2001:
First Quarter............................................................     $      14.06       $      4.69
Second Quarter...........................................................             7.50              3.00
Third Quarter............................................................             3.20              1.30
Fourth Quarter...........................................................             2.00              1.40

FISCAL YEAR ENDED DECEMBER 31, 2002:
First Quarter (through January 21, 2002).................................     $       3.47       $      1.80


         On January 10, 2002, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on Nasdaq was $1.96 per Share. On January 18, 2002, the last full trading day before commencement of the Offer, the closing price of the Shares on Nasdaq was $3.47 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7.       CERTAIN INFORMATION CONCERNING CYPRESS.

         The information concerning Cypress contained in this Offer to Purchase, including, without limitation, financial information, information concerning the background of the transactions contemplated by the Merger Agreement and the recommendation of the Cypress Board, has been furnished by Cypress or its representatives or taken from or based upon publicly available reports on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to such publicly available information (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although Parent and the Purchaser do not have any knowledge that would indicate that any statements contained herein based upon such information is untrue, neither Parent nor the Purchaser assumes any responsibility for the accuracy or completeness of such information, or for any failure by Cypress to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to Parent or the Purchaser.

         GENERAL. Cypress is a Delaware corporation with its principal offices located at Fifteen Piedmont Center, Suite 100, Atlanta, Georgia 30305. The telephone number of Cypress is (404) 869-2500. According to Cypress' Form 10-K for the year ended December 31, 2000, Cypress provides comprehensive data, voice and video communications services to businesses located in commercial office buildings in select major metropolitan markets within the United States. Cypress offers its retail customers fully-integrated, customized communications services, including high speed, fiber-optic Internet access, email services, web hosting services, remote access connectivity, local and long distance voice services, feature-rich digital telephone systems, digital satellite business television, security/monitoring services and other advanced data and voice communication services.

         AVAILABLE INFORMATION. The Common Stock is registered under the Exchange Act. Accordingly, Cypress is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located in New York and Chicago. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Cypress' filings are also available to the public on the SEC's Internet site (www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

         SUMMARY FINANCIAL INFORMATION. Set forth below is certain summary audited financial information for each of Cypress' last two fiscal years excerpted from Cypress' Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as well as unaudited financial information for the nine months ended September 30, 2001 excerpted from Cypress' Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. More comprehensive financial information is included in the referenced filings (including management's discussion and analysis of financial condition and results of operations) and other documents filed by Cypress with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

                          CYPRESS COMMUNICATIONS, INC.
                          SUMMARY FINANCIAL INFORMATION


                                               YEAR ENDED DECEMBER 31,             NINE MONTHS ENDED SEPTEMBER 30,
                                                1999                2000                2000              2001
                                         ------------------  ------------------   -----------------  ---------------
                                                                                      (UNAUDITED)       (UNAUDITED)
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:

     Revenues                                 $   7,437         $  13,724            $   9,430         $  14,111
     Operating expenses                          22,403           179,877               78,907           142,211
     Operating loss                             (14,966)         (166,153)             (69,477)         (128,100)
     Net loss                                   (93,234)         (156,917)             (61,972)         (125,796)
     Net loss per share:
              Basic and diluted               $ (352.22)        $  (36.61)           $  (15.06)        $  (26.14)
     Weighted average  number of
         common shares outstanding:
              Basic and diluted                     265             4,286                4,115             4,813

BALANCE SHEET DATA (AT END OF PERIOD):
     Cash and cash equivalents                $  69,475         $  28,108            $  53,537         $   9,519
     Total assets                               122,855           331,405              409,601           198,828
     Total liabilities                           15,869            25,914                7,568            17,450
     Stockholders' equity                         6,708           305,491              399,768           181,378


8.       CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT.

         GENERAL. The Purchaser is a Delaware corporation with its principal offices located at One Financial Plaza, Suite 1101, Fort Lauderdale, Florida 33394. The telephone number of the Purchaser is (954) 462-0449. The Purchaser is a wholly owned subsidiary of Parent. The Purchaser was formed for the purpose of entering into a business combination transaction with Cypress and has not carried on any activities other than in connection with the Offer and the Merger with and into Cypress.

         Parent is a Delaware corporation with its principal offices located at One Financial Plaza, Suite 1101, Fort Lauderdale, Florida 33394. The telephone number of Parent is (954) 462-0449. Parent provides telecommunications access and usage rights to telecommunications companies. Parent is an owner of worldwide telecommunications rights. Parent's business is to bundle telecommunications site access and usage rights in commercial real estate for subleasing to telecommunications companies. Parent currently operates only in Argentina and Brazil.

         The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

         Except as described in this Offer to Purchase, (i) neither the Parent nor the Purchaser nor to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Purchaser or Parent or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days. Purchaser and Parent have agreed in the Merger Agreement not to purchase any Shares except pursuant to the Offer and the Merger.

         Except as provided in the Merger Agreement and the Shareholders' Agreement or as otherwise described in this Offer to Purchase, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Cypress, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

         Except as set forth in this Offer to Purchase, neither the Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I hereto, has, during the past two years, had any business relationship or transaction with Cypress or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years, there have been no contracts, negotiations or transactions between the Parent or Purchaser, or any of their subsidiaries or, to the best knowledge of the Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Cypress or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction of settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         AVAILABLE INFORMATION. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and related exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located in New York and Chicago. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent's and Cypress' filings with respect to the Offer are also available to the public on the SEC's Internet site (www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

9.       SOURCE AND AMOUNT OF FUNDS.

         The Purchaser estimates that the total amount of funds required to purchase the Shares and complete the Merger will be approximately $17.5 million. The Purchaser plans to obtain all of the required funds through a short-term loan from The Oliver Estate, a private entity affiliated with a director of Parent.

         At present, Parent and Purchaser have no alternative financing plans in the event the contemplated loan is not made. Parent has obtained a Commitment Letter from The Oliver Estate dated as of January 18, 2002. The commitment letter provides for a loan of $17.5 million (the "Funding Loan"), repayable one year from the date the loan is made. In the Merger Agreement, Parent and Purchaser have represented that no financing or commitments are conditional upon the pledge, lien, encumbrance, hypothecation, mortgage or other grant of any security interest or right in, or security title or deed to, any asset or property of Cypress or its current shareholders, or to deposit any of Cypress' funds by Cypress, or subject to any obligation, arrangement or plan under which Cypress shall become obligated on such financing or commitment. The Oliver Estate has obtained a loan for the Funding Loan from its lender LaSalle Bank National Association. The Funding Loan will bear interest at the lesser of
(A) the annual interest charged by LaSalle Bank National Association to The Oliver Estate plus two percent and (B) twelve percent. Parent has agreed that immediately after the purchase of Shares pursuant to the Offer, it will cause Purchaser to pledge, as collateral, all Shares acquired in the Offer. Parent has also agreed to pay The Oliver Estate a Funding Loan closing fee of $850,000 and issue, upon the closing of the Funding Loan, warrants to purchase up to 850,000 shares of Parent's common stock at an exercise price of $1.00 per share. The Funding Loan will contain standard covenants and will be conditioned upon:

         - Cypress having a minimum amount of unencumbered cash, cash equivalents or short-term liquid investment of not less than $20,000,000;

         - no material adverse change in condition or operation of Parent; and

         -        satisfaction of the conditions of the Offer.

         It is anticipated that the Funding Loan will be repaid from cash on hand or funds generated internally by or otherwise lawfully available to Parent and its subsidiaries, including Cypress. No final decisions have been made, however, concerning the method Parent will employ to repay such indebtedness.

10.      BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH CYPRESS

         The information concerning Cypress contained in this Section 10, including, without limitation, information regarding the background of Cypress and meetings of the Cypress Board of Directors, has been furnished by Cypress or its representatives or has been taken from the Schedule 14D-9 filed by Cypress with the Securities and Exchange Commission (the "SEC"), which includes greater detail with respect to Cypress' background to the Offer and the Merger. A copy of the Schedule 14D-9 has been included by Cypress in the materials mailed with this Offer to Purchase. Although Parent and the Purchaser do not have any knowledge that would indicate that any statements contained herein based upon such information is untrue, neither Parent nor the Purchaser assumes any responsibility for the accuracy or completeness of such information, or for any failure by Cypress to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to Parent or the Purchaser. For additional information regarding Cypress' background to the Offer and the Merger, see Item 4 ("The Solicitation or Recommendation") of the Schedule 14D-9.

         Charles B. McNamee, Chairman and Chief Executive Officer of Purchaser, and Gregory P. McGraw, President and Chief Operating Officer of Purchaser, each have worked in the telecommunications industry for over 25 years. During 2000, Mr. McNamee, who was employed by Parent until October 2000, and Mr. McGraw formulated a plan for a new business that contemplated the acquisition and assimilation of several building-centric telecommunications companies into a single company. Messrs. McNamee and McGraw formed a company, Resurgence Communications, to pursue this business strategy. On February 13, 2001, Mr. McGraw met with representatives of the investment bank Breckenridge Securities Corp. ("Breckenridge") to identify potential acquisition candidates. Through April, 2001, Resurgence identified five companies, including Cypress, as potential acquisition candidates for Resurgence. In July 2001, Resurgence engaged Breckenridge to commence negotiations with respect to the acquisition of one of the five identified acquisition candidates, which was not Cypress.

         Cypress Communications commenced operations in June 1996 and completed its initial public offering in February 2000. During 2000, the telecommunications industry, and particularly competitive local exchange carriers such as Cypress, began to suffer a significant downturn, and equity values of publicly traded companies in the industry fell dramatically. By the end of 2000, it had become clear to Cypress' management and the Cypress Board of Directors that in order to continue Cypress' growth, expansion and the further development of its network and services in accordance with its business plan, Cypress would need to arrange for substantial additional sources of capital through the issuance of debt or equity or bank borrowings. However, due to the significant deterioration in the telecommunications industry in general and in Cypress' markets in particular, Cypress did not believe that it was likely that such additional sources of capital would be available on a time frame that would meet Cypress' expected cash needs. As a consequence, Cypress began in late 2000 to explore ways to preserve cash and improve the efficiency of its operations.

         During the first half of 2001, Cypress implemented several initiatives to reduce costs and defer its funding needs. On March 21, 2001, Cypress announced a revised business plan that was designed to eliminate its need for additional funding. Under the revised business plan, Cypress concentrated its retail business in Atlanta, Boston, Chicago, Dallas, Houston, Seattle and Southern California (Los Angeles and Orange County), which comprised the Company's most mature markets in terms of revenue production and customer penetration, and reduced its workforce by approximately 50% or 200 employees. Despite Cypress' efforts to conserve cash and improve the performance of its reduced business operations, and the success Cypress was having in reducing its cash needs, Cypress' financial performance continued to decline.

         In May 2001, Cypress engaged Breckenridge to help it identify and pursue strategic alternatives, including both the raising of additional outside capital and the identification of potential telecommunications businesses that Cypress might acquire or with whom Cypress might pursue other strategic transactions. After analyzing the market, Breckenridge advised Cypress that it was unlikely that Cypress would be able to raise additional capital given the continued poor market conditions for such capital. During June and July, 2001, Cypress engaged in preliminary discussions with two potential acquisition candidates, which discussions terminated without the parties agreeing on terms.

         In August 2001, Breckenridge met with Cypress' management and its Board of Directors to review Cypress' strategic alternatives. At this meeting, Breckenridge and Cypress discussed the outlook for Cypress continuing to operate on a stand-alone basis, the possible attractiveness of Cypress to other potential buyers, and the possibility of winding down Cypress' operations in a liquidation. Cypress' Board of Directors directed Breckenridge to focus more actively on potential parties who might have an interest in acquiring some or all of Cypress, and to initiate active marketing efforts in that regard. Between August 28, 2001 and September 28, 2001, Breckenridge actively sought to identify parties who might have an interest in acquiring some or all of Cypress. Ultimately, three entities, not including Parent, submitted nonbinding proposals to acquire Cypress. For a detailed discussion of these proposals, see "Background of the Tender Offer and Merger" in Cypress' Solicitation/Recommendation Statement on Schedule 14D-9 which accompanies these materials and is filed with the SEC.

         During the same time, Breckenridge continued to negotiate on behalf of Resurgence for the acquisition of one of the originally identified acquisition candidates. On August 31, 2001, that acquisition candidate informed Breckenridge that it no longer wanted to pursue a transaction, whereupon Breckenridge and Resurgence terminated their engagement agreement.

         Throughout 2001, Resurgence had engaged in discussions with various parties in an effort to obtain financing to implement its business plan. In October 2001, Mr. Perry Ruda, Chairman and Chief Executive Officer of Parent, contacted Mr. McNamee and expressed Parent's general, preliminary interest in participating in the Resurgence business plan. In December 2000, Parent had disposed of all of its North American operations and was operating only in Argentina and Brazil. As the economies of those nations weakened, Parent began exploring other strategic opportunities to expand its geographic reach and enhance its product offerings. On November 19, 2001, Mr. McNamee met with Mr. Ruda and Mark Grant, President of Parent, and made a detailed presentation of the Resurgence business plan. On November 20, 2001, Mr. Ruda informed Mr. McNamee that Parent would be interested in participating in the Resurgence business plan, principally through the provision of acquisition financing.

         On November 19, 2001, representatives of Breckenridge met with Messrs. McNamee and McGraw to discuss the possibility of a transaction with Cypress. Resurgence advised Breckenridge that it would only be interested in exploring the possibility of acquiring certain assets of Cypress and not in acquiring Cypress as an entire entity. On the same day, Resurgence executed a confidentiality agreement and Cypress provided Resurgence with certain non-public data relating to the operations of Cypress. Resurgence requested additional materials regarding Cypress on November 21 and November 28, 2001.

         During October and early November 2001, Resurgence reiterated to Breckenridge its interest in acquiring certain assets of Cypress. In late November, 2001, Cypress informed Breckenridge that Cypress desired a transaction that involved the sale of the entire company and Breckenridge continued dialogues with other parties interested in acquiring Cypress on that basis. Breckenridge was still accepting indications of interest from other interested parties in the event that they were unsuccessful in consummating a transaction for the entire entity. On November 25, 2001, Breckenridge informed Resurgence that Cypress would only pursue a transaction to acquire the entire company. Messrs. McNamee and McGraw discussed this development with Parent and, at a meeting held on November 29, 2001, Parent and Resurgence resolved to focus their acquisition efforts exclusively on Cypress. At that time, however, Breckenridge and Cypress were in negotiations with one or more other parties interested in acquiring Cypress as an entire entity. In addition, the Cypress Board continued to consider the winding-down of Cypress' operations through liquidation if a party interested in acquiring Cypress on terms satisfactory to Cypress could not be found.

         On December 3, 2001, Resurgence and Parent delivered to Breckenridge a non-binding indication of interest providing for the purchase of certain selected assets of Cypress for between $4 million and $6 million, payable in cash and by assuming certain liabilities of Cypress. Later that day, Breckenridge informed Resurgence and Parent that Cypress had rejected its proposal because, among other reasons, it did not contemplate the acquisition of all of Cypress. At a meeting held via telephone conference on December 14, 2001, Messrs. McNamee and McGraw and Parent considered whether to make an offer to acquire all of Cypress. On December 17, 2001, Resurgence and Parent communicated to Breckenridge a proposal to buy all outstanding shares of Cypress for $2.75 per share. On December 18, 2001, Breckenridge informed Parent and Resurgence that the Cypress Board would not consider an offer for the entire company at less than $3.50 per share. That same day, representatives of Parent and Resurgence met to consider raising the offer. Following detailed discussion and analysis, Parent and Resurgence communicated to Breckenridge a new offer of $3.50 per share for all outstanding shares of Cypress, subject to satisfactory completion of a due diligence examination.

         On December 19, 2001, representatives of Cypress, Cypress' outside counsel, Breckenridge, Parent, Resurgence, and Parent's outside counsel, met at Cypress' office in Atlanta to discuss structuring and other issues. During this meeting, the parties discussed the basic terms of a transaction. The parties generally discussed a transaction in which a newly formed subsidiary of Parent, of which Messrs. McNamee and McGraw would be the principal officers, would commence a tender offer to purchase all outstanding shares of Cypress common stock for $3.50 per share, subject to due diligence. It was also contemplated that certain major shareholders of Cypress would commit to tender a number of shares owned by them in the proposed tender offer. Cypress required and Parent agreed that the tender offer would not be subject to a financing contingency. In those discussions, Cypress stated that it would not agree to terminate discussions with other possible buyers or to negotiate with Parent on an exclusive basis until Parent had completed its due diligence investigation and signed the Merger Agreement. Parent and Resurgence commenced their due diligence review of Cypress that afternoon. The due diligence, which included representatives of Parent's independent accountants and outside legal advisors, continued through Christmas and on December 28, 2001, counsel for Parent and the newly formed merger subsidiary submitted an initial draft of an Agreement and Plan of Merger and a Shareholders' Agreement. The parties negotiated the terms of the acquisition documents on a daily basis through January 8, 2002.

         The Cypress Board met again on December 31, 2001 and discussed, among other things, the offer price being proposed by Parent, including whether it was likely that Parent might be persuaded to increase its offer price above $3.50 per share. Based in part on Breckenridge's description of its discussions with Parent, and the fact that Parent had already raised its initial offer from $2.75 to $3.50 per share, the Cypress Board determined that it was unlikely that Parent would increase the offer price. The Board noted that despite the fact that Parent's offer price was lower than some of the other proposals, the Board was inclined to favor Parent's proposal because Parent's proposed transaction had, in the view of the Cypress Board, a higher likelihood of being consummated successfully and quickly. The Cypress Board also discussed a revised wind-down analysis of the financial implications of liquidation and dissolution of Cypress' business, including the range of possible returns, if any, to Cypress' shareholders from a wind-down of Cypress' operations.

         Between January 3 and January 8, 2002, Breckenridge and Cypress management continued to discuss the proposal of a third party to acquire Cypress.

         At a meeting of the Cypress Board on January 8, 2002, the Cypress Board received an update on the status of negotiations regarding the Offer, including in particular Purchaser's continued requirement that the Minimum Condition be not less than 90% of the outstanding Shares. The Cypress Board also received updates on the other alternatives being considered. At that meeting, Breckenridge reviewed with the Cypress Board the detail of the process it had followed in contacting nearly 100 potential buyers for Cypress and the relative lack of interest by such buyers. Breckenridge summarized the limited number of indications of interest received and the negotiations that had taken place with three other parties concerning a potential transaction. Breckenridge then summarized the course of negotiations with Parent and with the third party whose proposal was still under consideration by the Cypress Board, including the differences in the financing arrangements proposed by each of them. The Cypress Board also discussed the timing of the two proposals in light of Cypress' continuous significant negative cash flow. The Cypress Board scheduled a follow-up meeting for January 9, and directed Cypress' legal counsel to continue negotiations with Parent. Immediately following the Board meeting, Parent, Purchaser and Cypress and their respective advisors engaged in additional negotiations and reached general agreement on most outstanding issues.

         At a meeting of the Cypress Board held on January 9, 2002, the Cypress Board considered the terms of Parent's proposal, including the terms contained in the proposed Merger Agreement and Shareholders' Agreement. At that meeting, representatives of Breckenridge reviewed with the Cypress Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Cypress Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated January 9, 2002) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $3.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders. In addition, Cypress' outside counsel reviewed with the Board the terms of the Offer and the Merger. The Cypress Board then approved Parent's proposal, the Merger Agreement and the transactions contemplated thereby.

         Later that same evening, the boards of directors of Parent and Purchaser met to consider the proposed Offer and Merger. Outside counsel to Parent and Purchaser discussed with the boards the terms of the Offer and the Merger and after a thorough discussion of the proposed transaction, the boards of Parent and Purchaser unanimously approved the Merger Agreement and the transactions contemplated thereby.

         On January 10, 2002, Parent, Purchaser and the Major Shareholders executed the Shareholders' Agreement. Immediately thereafter, Parent, Purchaser and Cypress executed the Merger Agreement. The transaction was publicly announced after the U.S. financial markets closed on January 10, 2002.

         On January 17, 2002, Cypress, Parent and Purchaser executed an amendment to the Merger Agreement to allow the Offer to commence no later than January 22, 2002.

         On January 22, 2002, Parent and Purchaser commenced the Offer.

11.      THE MERGER AGREEMENT; OTHER ARRANGEMENTS.

         The following are summaries of the material provisions of the Merger Agreement and the Shareholders' Agreement. A copy of each agreement has been filed as an exhibit to the Schedule TO. These summaries are qualified in their entirety by reference to the Merger Agreement and the Shareholders' Agreement which are incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

         THE MERGER AGREEMENT

         THE OFFER. Provided that the Merger Agreement shall not have been terminated in accordance with its terms and that none of the conditions described in Section 15 hereof shall have occurred, Cypress and Purchaser agreed, as promptly as practicable following the date of the Merger Agreement and in no event later than 12 days after the public announcement of the execution of the Merger Agreement, to commence the Offer (within the meaning of Rule 14d-2 under the Exchange Act) to purchase all of the outstanding Shares at a price equal to the Offer Price, net to the seller in cash. The obligation of Purchaser to accept for payment and to pay for any Shares tendered in the Offer is subject only to the Minimum Condition and to the other conditions described in Section 15 of this Offer to Purchase. The conditions described in Section 15 hereof are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions and, except for the Minimum Condition, may be waived by the Purchaser, in whole or in part, at any time and from time to time, in its sole discretion. Notwithstanding the foregoing, all conditions to the Offer must be satisfied or waived on or before the final Expiration Date.

         In the Merger Agreement, Cypress has agreed that as soon as practicable on the date the Offer is commenced, it will file with the SEC and, at the time Offer documents are first mailed to its shareholders, it will mail to its shareholders a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Cypress Board that Cypress' shareholders accept the Offer, tender all their Shares to the Purchaser and approve the Merger Agreement and the transactions contemplated thereby.

         THE MERGER. The Merger Agreement provides that, if all of the conditions to the Merger Agreement have been fulfilled or waived and the Merger Agreement has not been terminated, the Purchaser will be merged with and into Cypress, and Cypress will continue as the surviving corporation and a wholly owned subsidiary of Parent (the "Surviving Corporation").

         At the Effective Time, each Share outstanding immediately prior thereto (other than Shares owned by Cypress or by Parent, Purchaser or any wholly owned subsidiary of Parent, all of which will be canceled, and Shares held by Cypress shareholders who perfect appraisal rights) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and be converted into the right to receive a payment of $3.50 (or such higher price as may be paid in the Offer), payable in cash to the holder thereof, without any interest thereon (the "Merger Consideration"). Each share of the Purchaser outstanding immediately prior to the Effective Time will automatically be converted at the Effective Time into one validly issued and outstanding share of common stock of the Surviving Corporation.

         The Merger Agreement provides that upon the acceptance of payment of, and payment by the Purchaser in accordance with the Offer for, at least a majority of the then issued and outstanding Shares, Parent is entitled to designate such number of directors, rounded up to the next whole number, but in no event more than one less the total number of directors, as will give Parent representation on the board of directors of Cypress equal to the product of (i) the number of directors on the Cypress board of directors (giving effect to the directors elected pursuant to this provision) and (ii) the Board Fraction. "Board Fraction" means a fraction, the numerator of which is the number of Shares which Parent and its subsidiaries beneficially own at the time of calculation of the Board Fraction, and the denominator of which is the total number of Shares then outstanding. Cypress has agreed, to the extent permitted by its certificate of incorporation and bylaws, that it will, upon the request by Parent, use its best efforts to promptly increase the size of the Cypress Board or secure the resignations of the number of directors as is necessary to enable Parent's designees to be elected to the Cypress Board and will take all reasonable actions available to cause Parent's designees to be so elected. At each such time, Cypress will also, if requested of Parent cause (i) each committee of the Cypress board of directors, (ii) the board of directors of each of Cypress' subsidiaries and (iii) each committee of such board of directors to include persons designated by Parent constituting the same percentage of each such committee or board of directors as the Board Fraction. Notwithstanding the foregoing, Cypress is not required to change the composition of its audit committee in any manner that would not meet the requirements of Nasdaq.

         Following the time that Parent's designees constitute at least a majority of the Cypress Board and until the Effective Time, (i) any amendment or termination of the Merger Agreement by or on behalf of Cypress, (ii) any exercise or waiver of any of Cypress' rights or remedies under the Merger Agreement if such exercise or waiver materially and adversely affects holders of Shares other than Parent or Purchaser or (iii) take any action under or in connection with the Merger Agreement if such action materially and adversely affects holders of Shares other than Parent or Purchaser will require the approval of at least a majority of the Independent Directors then on the Cypress Board. For purposes of the Merger Agreement, "Independent Directors" means P. Eric Yopes and John C. Halsted, or a person designated by a remaining Independent Director or, if no Independent Directors then remain, two persons designated by the other directors of the Cypress Board, to fill a vacancy created by the death or resignation of an Independent Director. An Independent Director may not be a shareholder, Affiliate or Associate of Parent or Purchaser. The terms "Affiliate" and "Associate" have the meanings set forth for such terms in Rule 12b-2 under the Securities Exchange Act of 1934.

         STOCK OPTIONS, WARRANTS AND RESTRICTED STOCK AWARDS. The Merger Agreement provides that at the Effective Time, each then-outstanding option to purchase shares of Cypress common stock under any plan, program or arrangement of Cypress (individually, an "Option" and collectively, the "Options"), whether or not such Option is then exercisable or vested, will be converted into an obligation of Cypress to pay to the Option holder a cash amount equal to the product of (i) the excess, if any, of the Offer Price over the applicable per share exercise price of such Option and (ii) the number of Shares subject to such Option. The amount payable to such holders of Options will be subject to reduction by applicable tax withholding requirements.

         All warrants and other Equity Interests of the Company, other than Options, which are discussed above, and Company Warrants, will be canceled as of the Closing Date at a nominal price or as otherwise agreed by the Purchaser. Each Restricted Stock Award of Cypress will, immediately prior to the initial expiration date of the Offer, vest and all transfer and other restrictions on such Restricted Stock Awards will terminate to permit the holders of such Restricted Stock Awards to tender the Shares subject to such Restricted Stock Awards in the Offer.

         RECOMMENDATION. Cypress represents and warrants in the Merger Agreement that the Cypress Board at a meeting duly called and held has by the unanimous vote of each director voting at such meeting:

         - determined that each of the Agreement, the Offer and the Merger are fair to and in the best interests of Cypress' shareholders;

         - approved and adopted the Merger Agreement and the transactions contemplated thereby;

         - resolved to recommend that the Cypress shareholders (A) accept the Offer, (B) tender their Shares to Purchaser pursuant to the Offer and (C) approve and adopt the Merger Agreement, the Merger and the other transactions contemplated thereby;

         -        consented to the transfer to Purchaser of all such Shares; and

         - adopted a resolution taking the necessary action causing the Merger and the other transactions contemplated by the Merger Agreement or the Shareholders' Agreement not to be subject to the restrictions set forth in any state takeover law, including Section 203 of the DGCL, that might otherwise apply and/or the Rights Agreement.

         The Cypress Board will not withdraw, modify or amend its recommendations described above in a manner adverse to Parent or the Purchaser, except that the Cypress Board is permitted to withdraw, amend or modify its recommendation of the Merger Agreement or the Merger in a manner adverse to Parent or approve or recommend or enter into an agreement with respect to a Superior Proposal (as defined below) if Cypress has complied with the terms of the Merger Agreement. A withdrawal, modification or amendment of the recommendation of the Cypress Board or any committee thereof in any manner adverse to Parent or the Purchaser, however, may give rise to certain termination rights on the part of Parent and the Purchaser under the Merger Agreement and the right to receive certain termination fees as set forth therein.

         REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, Cypress has made customary representations and warranties to Parent and the Purchaser, including but not limited to representations and warranties relating to Cypress' organization and qualification, certificate of incorporation and Bylaws, capitalization, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, subsidiaries, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts or violating the law, required consents and approvals, compliance with applicable laws, SEC filings (including financial statements), the documents supplied by Cypress related to the Offer, the absence of certain changes or certain events since November 30, 2001, litigation, employee benefit plans, taxes, intellectual property, licenses and permits, material contracts, environmental matters, title to assets, labor matters, insurance, customers, brokers, the vote required by its shareholders, and the opinion of its financial advisor.

         Parent and the Purchaser have also made customary representations and warranties to Cypress, including representations and warranties relating to Parent's and the Purchaser's organization and qualification, subsidiaries, certificate of incorporation and Bylaws, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts or violating the law, required consents and approvals, documents supplied by Parent and the Purchaser related to the Offer, brokers, availability of sufficient funds to perform their obligations under the Merger Agreement, solvency, Purchaser's operations and litigation.

         COVENANTS REGARDING INTERIM OPERATIONS OF CYPRESS. Cypress, Parent and Purchaser have jointly prepared and have agreed to follow an Interim Business Plan. The Interim Business Plan sets forth certain agreed aspects of the operation of Cypress and its subsidiaries during the period between the date of the Merger Agreement and the Effective Date. Pursuant to the terms of the Merger Agreement, except as set forth in the Interim Business Plan or agreed in writing by Parent, Cypress has agreed that:

         (1) it and its subsidiaries will conduct their business in the usual, regular and ordinary course and substantially in the same manner as conducted prior to execution of the Merger Agreement, and to use commercially reasonable efforts to preserve its business organization intact, and maintain its existing relations with franchisees, customers, suppliers, creditors, business partners and others having business dealings with it, to the end that the goodwill and ongoing business of each of them shall be materially unimpaired at the Effective Time;

         (2) it will comply with the obligations and covenants in the Interim Business Plan;

         (3) neither it nor any of its subsidiaries will (i) amend its certificate of incorporation or by-laws or similar organizational documents, (ii) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock, other than Shares reserved for issuance as of the date of the Merger Agreement pursuant to the exercise of Company Options or Company Warrants outstanding on such date, (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of any class or series of its capital stock; (iv) split, combine or reclassify any shares of any class or series of its stock; or (v) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares;

         (4) neither it nor any of its subsidiaries will (i) incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; or (ii) modify, amend or terminate any of its material contracts or waive, release or assign any material rights, except in the ordinary course of business and consistent with past practice;

         (5) neither it nor any of its subsidiaries will (i) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) modify the terms of any indebtedness or other liability; (iii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, except as previously disclosed as being in the ordinary course of business and consistent with past practice; (iv) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in wholly owned subsidiary of Cypress; or (v) enter into any material commitment or transaction;

         (6) neither it nor any of its subsidiaries will transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice;

         (7) it will not make any change in the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants (other than normal recurring increases in wages to employees who are not officers or directors or Affiliates in the ordinary course of business consistent with past practice) or to persons providing management services, or enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees, Affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise;

         (8) it will not pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or Affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or Affiliates of Cypress of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice, adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, whether past or present; or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

         (9) it and its subsidiaries will use commercially reasonable efforts to prevent any insurance policy naming it or them as a beneficiary or a loss payable payee to lapse or to be cancelled or terminated without notice to Parent, unless comparable substitute insurance is obtained;

         (10) neither it nor any of its subsidiaries will enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business consistent with prior practices;

         (11) neither it nor any of its subsidiaries will pay, repurchase, discharge or satisfy any of its claims or other liabilities or obligation, other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice;

         (12) neither it nor any of its subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Cypress or any its subsidiaries, other than the Merger;

         (13) neither it nor any of its subsidiaries will (i) change any of the accounting methods used by it unless required by GAAP or
                  (ii) make any material election relating to taxes, change any material election relating to taxes already made, adopt any material accounting method relating to taxes, change any material accounting method relating to taxes unless required by GAAP, enter into any closing agreement relating to taxes, settle any claim or assessment relating to taxes or consent to any such claim or assessment relating to taxes or any waiver of the statute of limitations for any such claim or assessment;

         (14) neither it nor any of its subsidiaries will accelerate the collection of receivables or defer the payment of payables, or modify the payment terms of any receivables or payables, other than immaterial changes in a manner consistent with prudent and past business practice;

         (15) neither it nor any of its subsidiaries will take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions of the Offer set forth in
                  Section 15 of this Offer to Purchase or any of the conditions to the Merger set forth in Article VI of the Merger Agreement to not be satisfied, or would make any representation or warranty of Cypress inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of Cypress, Parent, Purchaser or the holders of Shares to consummate the Offer or the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation; and

         (16) neither it nor any of its subsidiaries will enter into an agreement, contract, binding commitment or binding arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

         NO SOLICITATION OF A COMPETING TRANSACTION. Cypress has agreed in the Merger Agreement that neither it, its subsidiaries nor their affiliates will, and shall cause their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors and representatives not to, directly or indirectly solicit, participate in or initiate discussions or negotiations with, or provide any information to, any person or "group", as defined in Section 13(d) of the Exchange Act, other than Parent and its affiliates, representatives and agents concerning any Acquisition Proposal (as defined below). Cypress may, prior to the time of acceptance of Shares for payment pursuant to the Offer, furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements that it may enter into, provided that such confidentiality agreement need not contain terms which restrict the ability of the third party to make a proposal to the Cypress Board of Directors and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Cypress Board of Directors relating to an Acquisition Proposal which the Board, after consultation with its financial advisor, determines in good faith represents a Superior Proposal (as defined below).

         For purposes of the Merger Agreement, "Acquisition Proposal" means any bona fide, unsolicited written proposal or offer to acquire not less than forty percent (40%) of the combined voting power of shares of Cypress' stock then outstanding or forty percent (40%) by value of the consolidated assets of Cypress and its subsidiaries, as determined by the Cypress Board, acting in good faith, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving Cypress or any subsidiary, division or operating or principal business unit of Cypress. "Superior Proposal" means, for purposes of the Merger Agreement, an Acquisition Proposal which the Cypress Board determines in good faith after consultation with the its financial advisors (A) that the proposed transaction, together with one or more other proposed transactions otherwise constituting a Superior Proposal, would be more favorable to the Cypress shareholders than the Offer and the Merger and the transactions contemplated by the Merger Agreement taking into account, at the time of determination, any changes to the terms of the Merger Agreement proposed by Parent, and (B) that the person or entity making such Superior Proposal is capable of timely consummating such Acquisition Proposal, based upon, among other things, the availability of financing and the degree of certainty of obtaining financing, the expectation of obtaining required regulatory approvals and the identity and background of such person.

         Cypress has agreed to promptly (but in no event later than twenty-four
(24) hours following receipt) notify Parent if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated with Cypress in respect of an Acquisition Proposal. Cypress will, in any such notice to Parent, and to the extent such disclosure is not a breach of the fiduciary duties of the Cypress Board or in violation of any existing contractual obligations of the Cypress, indicate the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts. Thereafter Cypress has agreed to keep Parent informed, on a prompt basis, of all material developments affecting the status and terms of any such proposals or offers or the status of any such discussions or negotiations.

         Prior to the time of acceptance for payment of Shares pursuant to the Offer, the Cypress Board of Directors may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the fourth (4th) business day following Parent's receipt of written notice from Cypress advising Parent that the Cypress Board has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal, but only if Cypress, through its financial and legal advisors, has negotiated with Parent during the four business day period to make such adjustments in the terms and conditions of the Merger Agreement that would enable Cypress to proceed with the transactions contemplated by the Merger Agreement on such adjusted terms.

         The foregoing restrictions do not prevent the Cypress Board from (A) taking and disclosing to Cypress' shareholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to any tender offer or (B) making such disclosure to the Cypress shareholders as, in the good faith judgment of the Cypress Board, after necessary advice from outside counsel, is required by law. Pursuant to the Merger Agreement, Cypress agreed to immediately cease and cause to be terminated any activities, discussions or negotiations with any parties conducted before the execution of the Merger Agreement with respect to any Acquisition Proposal.

         ADDITIONAL COVENANTS OF CYPRESS, PURCHASER AND PARENT. Pursuant to the Merger Agreement, Cypress, Purchaser and Parent have agreed to use their reasonable best efforts to take all actions and to do all things, necessary, proper or advisable to consummate the Merger as promptly as practicable, including (A) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party or governmental entity, (B) the preparation of any disclosure documents reasonably requested by Parent in order to facilitate financing of any of the transactions contemplated by the Merger Agreement and
(C) the
satisfaction of the other parties' conditions to Closing. Cypress, Purchaser and Parent have agreed not to take any action that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any governmental entity necessary to be obtained prior to Closing.

         Cypress, Purchaser and Parent have also agreed to give prompt notice to the other parties orally and in writing of (A) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty of such party contained in the Merger Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (B) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party under the Merger Agreement.

         In the Merger Agreement, the parties agree that if necessary, Cypress, through the Cypress Board, will call a meeting of its shareholders for the purpose of voting upon the Merger, will hold such meeting as soon as practicable following the purchase of Shares pursuant to the Offer and, will recommend that the Cypress shareholders approve the Merger Agreement and the other transactions contemplated thereby, including the Merger. Cypress must use reasonable efforts to obtain the necessary approvals by its shareholders of the Merger, the Merger Agreement and the other transactions contemplated thereby, including the preparation and filing with the SEC of a proxy or information statement relating to the Merger and the Merger Agreement and shall use commercially reasonable efforts to solicit proxies in favor of the Merger and take all other action necessary or advisable, in the reasonable opinion of Parent, to secure any vote required under Delaware law to effect the Merger. The Merger Agreement provides, however, that in the event the Purchaser acquires in the aggregate a number of shares of Cypress' outstanding capital stock, pursuant to the Offer, or otherwise, sufficient to enable Purchaser or Cypress to cause the Merger to become effective without a meeting of shareholders, at the request of Parent, Cypress, Parent and Purchaser will take all steps necessary and appropriate to cause the Merger to become effective as soon as practicable, without a meeting of the Cypress shareholders, in accordance with Delaware law.

         From and after the Effective Time, the Surviving Corporation will indemnify and hold harmless each person who is, or was prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of Cypress or any of its subsidiaries against (i) all losses, claims, damages, costs, expenses (including without limitation counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was an officer or director of Cypress or any of its subsidiaries, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time (the "Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, the Merger Agreement or the transactions contemplated thereby, in each case to the fullest extent required or permitted under applicable law (including with respect to the advancement of expenses). In addition, for six years from the Closing Date, the Surviving Corporation shall maintain in effect directors' and officers' liability insurance that is substantially equivalent in coverage to Cypress' current insurance policies, with an amount of coverage of not less than 100% of the amount of coverage maintained by Cypress as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time. However, in no event will the Surviving Corporation be required to maintain any coverage in excess of an amount that can be obtained for the remainder of such period for an annual premium of 150% of the annual premiums currently paid by Cypress for such insurance coverage.

         CONDITIONS TO THE MERGER. The respective obligation of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions:

         - If required by Delaware law, the Merger Agreement having been approved and adopted by Cypress' shareholders in accordance with Delaware law;

         - No statute, rule or regulation shall have been enacted or promulgated by any governmental entity which prohibits the consummation of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Merger; and

         - The Purchaser, Parent or their affiliates having accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn.

         TERMINATION. The Merger Agreement provides that it may be terminated and the Merger abandoned at any time, notwithstanding approval of the Merger Agreement by the shareholders of Cypress, but prior to the Effective Time:

         (1)      By mutual written consent of Cypress and Parent; or

         (2)      By Cypress, if:

                  (a) Purchaser shall have failed to commence the Offer on or prior to twelve (12) days following the date of the initial public announcement of the Offer, unless Cypress is in material breach of its obligations under the Merger Agreement at such time;

                  (b) prior to acceptance of Shares pursuant to the Offer, in connection with entering into a Superior Proposal, the Cypress Board shall have recommended to the Cypress shareholders a Superior Proposal or, in either case, Cypress has resolved by Cypress Board action to do so; provided, that Cypress has complied with all provisions in the Merger Agreement, including the notice provisions therein, and Cypress makes a simultaneous payment to Parent of the Termination Fee (as defined below); or

                  (c) if Parent or Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within twelve
                           (12) days after the giving of written notice by Cypress to Parent or Purchaser, as applicable.

         (3)      By Parent, if:

                  (a) if, due to an occurrence, not involving a breach by Parent or Purchaser of their obligations under the Merger Agreement, which makes it impossible to satisfy one or more of the conditions described in
                           Section 15 of this Offer to Purchase, Parent or Purchaser shall have failed to commence the Offer on or prior to the twelfth (12th) day following the date of the initial public announcement of the Offer;

                  (b) if, prior to the acceptance of Shares by Purchaser pursuant to the Offer, the Cypress Board of Directors shall have (i) withdrawn, modified or changed (including by amendment of any Schedule 14D-9) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Cypress Board shall have resolved to do so, (ii) recommended an Acquisition Proposal or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal with a person or entity other than Parent or Purchaser or shall have resolved to do so, or (iii) failed to reaffirm publicly and unconditionally its recommendation to the Cypress shareholders that they tender their Shares in the Offer, which public reaffirmation must be made within three (3) business days after Parent's written requests to do so; or

                  (c) if prior to the purchase of Shares pursuant to the Offer, Cypress shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which would give rise to the failure of a condition described in
                           Section 15 of this Offer to Purchase.

         (4)      By Parent or Cypress:

                  (a) if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable; or

                  (b) if the Shares have not been purchased pursuant to the Offer on or prior to February 28, 2002, unless the failure to consummate the Offer is the result of a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement.

         TRANSACTION EXPENSES; TERMINATION FEES. All costs and expenses incurred directly or indirectly by the parties will be paid by the party incurring such expenses. Cypress has agreed to pay to Parent a fee equal to $500,000 (the "Termination Fee") plus an amount equal to Parent's actual and reasonable out-of-pocket expenses and fees incurred by Parent and Purchaser in connection with the Offer and the Merger, in an amount not to exceed $600,000, if the Merger Agreement is terminated by (A) Cypress as a result of the entering into an agreement with a third party with respect to a Superior Proposal, recommending a Superior Proposal to Cypress' shareholders or resolving to do the foregoing, (B) by Parent as a result of the withdrawal or modification by the Cypress Board of its approval or recommendation for the Offer, the Merger or the Merger Agreement, or the Cypress Board's refusal to reaffirm its recommendation publicly upon Parent's request, or the recommendation by the Cypress Board of any Acquisition Proposal or execution of an agreement respecting the same, or
(C) Cypress' entry into an agreement which accepts or implements a Superior Proposal.

         SHAREHOLDERS' AGREEMENT

         Prior to the execution of the Merger Agreement, the Purchaser and Parent entered into the Shareholders' Agreement with the Major Shareholders. As of January 10, 2002, the Major Shareholders owned an aggregate of 541,835 Shares representing approximately 11% of the issued and outstanding Shares. Pursuant to the Shareholders' Agreement, the Major Shareholders have severally agreed to accept the Offer with respect to 541,835 of such Shares held by the Major Shareholders, comprising in the aggregate approximately 11% of the issued and outstanding Shares (the "Subject Shares") and to tender (or cause the record owner of such Shares to tender) all of the Subject Shares into the Offer. Such tender shall be made within 10 business days following the date of the commencement of the Offer and shall not be withdrawn. Subject to the termination of the Shareholders' Agreement, the obligation of any Major Shareholder to tender and not withdraw his, her or its Subject Shares is conditioned only upon lawful commencement of the Offer and otherwise is unconditional. Notwithstanding the foregoing, no Major Shareholder is required to tender his, her or its Subject Shares, or not withdraw his, her or its Subject Shares in the event that, without the prior written consent of such Major Shareholder, any of the following has occurred: (i) a decrease in the Offer Price or change in the form of consideration payable in the Offer, (ii) a decrease in the number of Shares sought in the Offer, (iii) an amendment or waiver of the Minimum Condition that reduces the Minimum Condition to below a majority of the Shares on a fully diluted basis, (iv) the imposition of additional conditions to the Offer or amendment to any condition to the Offer that is adverse in any material respect to the holders of the Subject Shares, (v) an amendment of any other term of the Offer in any manner adverse in any material respect to the holders of Subject Shares or (vi) an extension of the expiration date of the Offer which requires the consent of Cypress under the Merger Agreement.

         Pursuant to the Shareholders' Agreement, each Major Shareholder, severally, and not jointly, has also granted Purchaser an irrevocable option to purchase all, but not less than all, of such Major Shareholders' Subject Shares prior to the termination of the Merger Agreement (collectively, with respect to all the Shareholders' Subject Shares, the "Purchaser Option"). The Purchaser Option (A) shall become exercisable, in whole but not in part, for all Subject Shares (less any such Shares which Purchaser has accepted for payment or paid for in the Offer) immediately after the expiration of the Offer if, but only if, Purchaser has accepted for payment all Shares tendered and not withdrawn in the Offer and (B) shall remain exercisable for a period until the first to occur of
(i) the date that is five (5) business days prior to the Closing Date or (ii) the expiration of one hundred twenty (120) days after the first such date on which the Purchaser Option becomes exercisable pursuant to clause (A) above. If the Purchaser Option does not become exercisable due to (X) the termination or withdrawal of the Offer prior to its initial expiration date (or the expiration of an extended Offer Period) or (Y) the failure of Purchaser to accept for payment all Shares tendered and not withdrawn in the Offer, it shall be deemed to have expired.

         The Purchaser Option is subject to the conditions that at both the time the Purchaser Option is exercised and at the time of the closing for the Purchaser Option, no court, arbitrator, or governmental body or agency or official shall have issued any order, decree or ruling (which has not been stayed or suspended pending appeal) and there shall not be any effective statute, rule or regulation, restraining, enjoining or prohibiting the consummation of the purchase and sale of the Subject Shares pursuant to the exercise of the Purchaser Option.

         During the term of the Shareholders' Agreement, the Major Shareholders have agreed not to (A) sell, transfer, give, pledge, assign or otherwise dispose of or consent to any such transfer by such Major Shareholder of, any of the Subject Shares or any interest therein or enter into any contract, option or other arrangement with respect to the sale, transfer, gift, pledge, assignment or other transfer of the Subject Shares to any person other than Parent, Purchaser or other permitted purchaser within the terms of the Merger Agreement, pursuant to the terms of the Offer or the Merger (other than any transfer pursuant to the laws of descent or distribution or pursuant to any existing contractual obligations of the Major Shareholder), (B) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power of attorney or otherwise with respect to the Subject Shares or (C) commit or agree to take any of the foregoing actions.

         The Major Shareholders have also agreed to vote each of their Subject Shares (A) in favor of the Merger and the Merger Agreement and the transactions contemplated thereby, and (B) against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Cypress or any other Acquisition Proposal and (ii) any amendment of Cypress' certificate of incorporation or bylaws or other proposal or transaction by Cypress or any of its subsidiaries, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent, delay or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of common stock or other voting securities of Cypress.

         Under the Shareholders' Agreement, each Major Shareholder has irrevocably and severally granted to, and appointed, Parent, Purchaser, Mr. Charles B. McNamee, Chairman of the Board and Chief Executive Officer of Purchaser, and Mr. Gregory P. McGraw, President and Chief Operating Officer of Purchaser, or any of them, in their respective capacities as officers of the Purchaser, and any individual who thereafter succeeds to any such office of the Purchaser, and each of them individually, such Major Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Major Shareholder, to vote such Major Shareholder's Subject Shares, or grant a consent or approval in respect of such Subject Shares, in the manner described in the preceding paragraph.

         The Shareholders' Agreement will terminate automatically and without further action of any party, upon the earliest to occur of (A) the termination of the Merger Agreement in accordance with the terms of the Merger Agreement,
(B) the consummation of the Merger, (C) the consummation of the exercise of the Purchaser Option, or (D) the acceptance for payment of all the Subject Shares pursuant to the Offer. In addition, the Shareholders' Agreement may be terminated by any Major Shareholder with respect to such Shareholder if Parent or Purchaser shall have failed to comply in any material respect with its obligations in the Merger Agreement with respect to the Offer.

         INTERIM BUSINESS PLAN. The Interim Business Plan, which was attached to and made part of the Merger Agreement, sets forth certain agreed aspects with respect to the operation of Cypress and its subsidiaries during the period between the date of the Merger Agreement and the Effective Date (the "Interim Period"). Pursuant to the Interim Business Plan, Cypress has agreed that:

         (1) to cooperate with Purchaser's efforts in transitioning certain aspects of the Cypress's operations to the model to be used by Purchaser for operating the business of the Cypress, to the extent such actions are consistent with requirements of law and all applicable duties of Cypress, its officers and directors during the Interim Period;

         (2) without the express prior written consent of Purchaser, unless expressly authorized in the Merger Agreement or otherwise in the Interim Business Plan, or required by law or an existing written contract, it will not (i) make certain termination payments to telecom service providers or lessors, (ii) enter into new offices leases or new subleases (unless certain requirements are met), (iii) pay or provide any bonuses, special incentives, extraordinary travel or entertainment expense or similar expenditures, (iv) enter into any new leases or other material financial commitments, (v) enter into or renew any customer contracts on a materially discounted basis, (vi) approve or issue any purchase order in excess of $2,500 or (vii) approve or make any previously undisclosed severance or termination payments to employees;

         (3) to provide Purchaser the opportunity to review prior to payment certain expenditures including: (i) accounts payable and other discretionary spending items, (ii) Cypress' payroll register and all manual payroll checks, and (iii) all payments of or for bonuses, commissions or severance payments;

         (4) to cooperate with Purchaser's efforts to coordinate the pre-ordering activities and placement of pre-orders for new telecommunications circuits to the extent such activities (i) do not give rise to any financial obligation of Cypress unless the Offer has been consummated and (ii) are otherwise terminable without payment or penalty in the event that the Merger Agreement is terminated;

         (5) to (i) cease offering any riser management products or services, unless inconsistent with existing contracts or arrangements and (ii) remove all references to riser management services from Cypress's website and other promotional or marketing materials, to the extent practicable;

         (6) not to make any new offers of employment, and to recind any outstanding offers of employment, to the extent permitted, except for offers (i) contingent upon the termination of the Merger Agreement and (ii) to replace certain necessary employees who resign or are terminated;

         (7) to continue current sales efforts to dispose of certain surplus telecom equipment;

         (8) to take action consistent with past practice to cease providing telecommunications services at certain identified buildings;

         (9) subject to the requirements of law and any existing confidentiality agreements, to provide Purchaser with contact and other information regarding (i) owners and agents for all buildings in which Cypress has office space or equipment, (ii) parties previously expressing an interest in purchasing certain assets of Cypress, (iii) bulk, non-end user equipment sales, and (iv) circuit termination, modification and/or amendment discussions; and

         (10)     Cypress agrees to cancel all corporate credit cards.

         Cypress' obligation to provide the Purchaser with an opportunity to "review" any item, information or other matter (a "Review Item") is qualified in that (A) except to the extent otherwise expressly set forth in this Plan or in the Merger Agreement, such obligation shall not be construed as a requirement that the Purchaser approve any Review Item prior to implementation of any Review Item by Cypress and (B) such obligation which specifies prior review as to a Review Item may be (i) fulfilled by any commercially reasonable means of providing Purchaser's representative(s) with an opportunity for review and inquiry following review, in such time period prior to implementing a Review Item as is commercially reasonable under the circumstances, and (ii) disregarded as to the prior review of an individual Review Item on a specific occasion if
(X) delaying the implementation of the Review Item in order to fulfill such review obligation will cause material damage to the property, business or prospects of the Cypress, and (Y) Cypress provides to the Purchaser, promptly after implementation of such Review Item, both an opportunity for review and an explanation of the need to implement the Review Item without prior review by Purchaser.

12.      PURPOSE OF THE OFFER; PLANS FOR CYPRESS.

         PURPOSE OF THE OFFER. The purpose of the Offer is to acquire control of, and the entire equity interest in, Cypress. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Parent and the Purchaser intend to consummate the Merger as promptly as practicable.

         The Cypress Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Cypress Board may be required to submit the Merger Agreement to Cypress' shareholders for approval at a shareholder's meeting convened for that purpose in accordance with the DGCL. If shareholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

         If the Minimum Condition is satisfied, the Merger may be consummated without a shareholder meeting and without the approval of Cypress' shareholders. The Merger Agreement provides that the Purchaser will be merged into Cypress, that the certificate of incorporation of Cypress will be amended and restated in the Merger to read in its entirety, except as to corporate name, as the certificate of incorporation of Purchaser immediately prior to the Effective Time, and, as so amended, will be the certificate of incorporation of the Surviving Corporation and that the bylaws of the Purchaser will be the bylaws of the Surviving Corporation. Under the DGCL and the certificate of incorporation of Cypress, the approval of the Cypress Board, and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

         In the Merger Agreement, Cypress has represented that it has, to the extent necessary, adopted resolutions rendering the limitations on business combinations contained in Section 203 of the DGCL and the Rights Agreement inapplicable to the Offer, the Merger, the Merger Agreement and the Shareholders' Agreement and the transactions contemplated thereby. Unless the Merger is consummated pursuant to the "short-form" merger provisions under the DGCL described below (in which case no further corporate action by the shareholders of Cypress will be required to complete the Merger), the only remaining required corporate action of Cypress will be the approval of the Merger by the affirmative vote of the holders of a majority of the Shares. If the Minimum Condition is satisfied, the Purchaser will have the ability to approve and adopt the Merger Agreement by "short-form" merger without any vote of shareholders of Cypress.

         PLANS FOR CYPRESS AFTER THE OFFER. Once the Offer is consummated, if permitted by Nasdaq and the Exchange Act, it is the intention of Parent and the Purchaser to seek to cause Cypress to file applications to withdraw the Shares from listing on Nasdaq and to terminate the registration of the Shares under the Exchange Act. In the event that the Shares are no longer included on Nasdaq, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of shares under the Exchange Act, as described below, and other factors. To the extent the Shares are delisted from Nasdaq, the market for Shares could be adversely affected. Further, neither Parent nor the Purchaser can predict whether the reduction in the number of Shares as a result of the consummation of the Offer would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

         If the Minimum Condition is satisfied, the Purchaser intends, and the Purchaser intends to cause Cypress, to consummate the Merger as a "short-form" merger pursuant to Section 253 of the DGCL. Under such circumstances, neither the approval of any holder of Shares other than the Purchaser, or of the Cypress Board, would be required. Assuming outstanding in-the-money options are, pursuant to the Merger Agreement, converted to cash or canceled rather than exercised and tendered, upon the tender of Shares owned by the Major Shareholders of Cypress, the Purchaser will need to acquire an additional 3,891,357 Shares pursuant to the Offer to reach the 90% ownership level necessary to satisfy the Minimum Condition and effect such a "short-form" merger.

         Following consummation of the Offer and upon the satisfaction of the Minimum Condition, the Purchaser will have the power as a majority shareholder of Cypress to take such steps as are necessary to assure that designees of Parent or the Purchaser constitute a majority or more of the directors on the Cypress Board, including the designation of new directors to the Cypress Board, and thus to indirectly seek to effect the Merger. Pursuant to the terms of the Merger Agreement, the Purchaser shall be entitled, after the purchase and payment for any Shares by Parent or any of its subsidiaries as a result of which a majority of then outstanding Shares, to designate certain directors to the Cypress Board. No assurance can be given as to when the Purchaser will cause the Merger to be consummated, and similarly no assurance can be given as to when the Merger Consideration will be paid to shareholders who do not tender their Shares in the Offer.

         Pursuant to the Merger, each then outstanding Share (other than Shares owned by any of Parent, the Purchaser and Shares owned by shareholders who perfect any available appraisal rights under the DGCL) shall be converted into the right to receive an amount in cash equal to the merger consideration of $3.50 per Share (or such higher amount may be paid in the Offer), without interest thereon. Each share of common stock of the Purchaser issued and outstanding at the Effective Time shall be converted into one share of common stock of the Surviving

Corporation. All Shares that are owned directly or indirectly by Cypress, Parent or any subsidiary of Parent at the Effective Time shall be canceled, and no consideration shall be delivered in exchange therefor.

         The Purchaser is not offering to acquire outstanding Options in the Offer. Pursuant to the Merger Agreement, all Options will be canceled in exchange for the payment of the excess, if any, of the Offer Price over the exercise price for such Options, less applicable income and employment taxes required to be withheld.

         Following the acquisition, Purchaser and Parent intend to continue the financial and operational restructuring efforts already undertaken by Cypress to achieve the operational and economic efficiencies required to continue the business operations in the normal course. Except as otherwise described in this Offer to Purchase, Parent and the Purchaser have no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Cypress; (b) a sale or transfer of a material amount of assets of Cypress; (c) any material change in the present dividend rate or policy or indebtedness or capitalization of Cypress; or (d) any other material change in Cypress' corporate structure or business.

13.      CERTAIN EFFECTS OF THE OFFER.

         MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

         NASDAQ LISTING. The Shares are listed on Nasdaq. According to the published guidelines of Nasdaq, the Shares might no longer be eligible for listing on Nasdaq if, among other things, any or all of the following occur: (i) the number of Shares publicly held is less than 750,000, (ii) the number of public round lot shareholders is less than 400 or (iii) the aggregate market value of publicly held shares is less than $5,000,000. Shares held directly or indirectly by directors or officers of Cypress or controlling shareholders or other concentrated holdings are not considered as being publicly held for purposes of determining compliance with these criteria.

         If the Shares cease to be listed on Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

         MARGIN REGULATIONS. The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

         EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Cypress to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Cypress to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Cypress, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to
Section 14(a) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Cypress and persons holding "restricted securities" of Cypress to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange

Act were terminated, the Shares would no longer be "margin securities" or be eligible for trading on Nasdaq. Parent and the Purchaser currently intend to seek to cause Cypress to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.      DIVIDENDS AND DISTRIBUTIONS.

         As discussed in Section 11, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of the Purchaser, Cypress will not declare, set aside or pay any dividends or make any distributions in respect of any of its capital stock, except dividends paid by direct or indirect wholly owned subsidiaries to Cypress with respect to capital stock.

15.      CERTAIN CONDITIONS OF THE OFFER.

         Notwithstanding any other provision of the Offer, the Purchaser is not required to accept for payment or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) of the Exchange Act and may delay the acceptance for payment of, any Shares tendered pursuant to the Offer and may terminate or amend the Offer if:

         (A)      the Minimum Condition is not satisfied,

         (B) at any time on or after the date of the Merger Agreement and before the time of payment for any such Shares, any of the following events shall occur which in the reasonable good faith judgment of Parent or Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares:

                  (1) there shall be pending any suit, action or proceeding by any governmental entity (a) seeking to prohibit or impose any material limitations on Parent's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of Cypress' businesses or assets, or to compel Parent or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of Cypress or its subsidiaries, in each case taken as a whole, (b) challenging the acquisition by Parent or Purchaser of any Shares under the Offer or pursuant to the Shareholders' Agreement, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Shareholders' Agreement or seeking to obtain from Cypress, Parent or Purchaser any damages that are material in relation to Cypress and its subsidiaries taken as a whole, (c) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (d) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Cypress' shareholders, or (e) which otherwise is reasonably likely to have a Material Adverse Effect (as defined below); or

                  (2) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1996, as amended (the "HSR Act"), that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (a) through (e) of paragraph (1) above; or

                  (3) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the Nasdaq National Market System, for a period in excess of one trading day (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (c) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit by banks or other financial institutions, or (d) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

                  (4) there shall have occurred after the date of the Merger Agreement any material adverse change in the assets, businesses, operations or prospects of Cypress and its subsidiaries, taken as a whole, in an amount that would require Cypress in accordance with GAAP consistently applied to record an extraordinary non-recurring charge against earnings in an amount in excess of $2,000,000.00; provided the determination of any such charge shall exclude any changes resulting from (a) any action of the Company taken or omitted to be taken to comply with the Company's obligations pursuant to, or specifically permitted by the Merger Agreement or the Interim Business Plan,
                           (b) the termination of any carrier or circuit agreements with telecommunications providers, (c) any revaluation in accordance with GAAP, consistently applied, of noncurrent assets of Cypress and its subsidiaries, or (d) the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby; or

                  (5) the Cypress Board of Directors or any committee thereof shall have (a) withdrawn, modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, (b) shall have recommended the approval or acceptance of an Acquisition Proposal from, or similar business combination with, a person or entity other than Parent, Purchaser or their affiliates, or (c) shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal from, or similar business combination with, a person or entity other than Parent, Purchaser or their Affiliates; or

                  (6) any of the representations and warranties of Cypress set forth in the Merger Agreement (a) that are qualified by reference to a "Material Adverse Effect" shall not be true and correct as of the date of the Merger Agreement and such breach of representation or warranty cannot be or is not cured within ten (10) business days after the giving of written notice to Cypress or (b) any of the representations and warranties of Cypress set forth in the Merger Agreement that are not qualified by reference to a "Material Adverse Effect" shall not be true and correct as of the date of the Merger Agreement in any material respect, and such breach of representation or warranty cannot be or has not been cured within ten (10) business days after the giving of written notice to Cypress, unless any of such breaches referred to in this clause (6), individually or in the aggregate, have not had and cannot reasonably be expected to have a Material Adverse Effect; or

                  (7) Cypress shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Cypress to be performed or complied with by it under the Merger Agreement or the Interim Business Plan, which failure cannot be or has not been cured within ten (10) business days after the giving of written notice to Cypress, unless such breaches, individually or in the aggregate, have not had and cannot reasonably be expected to have a Material Adverse Effect; or

                  (8) the Merger Agreement shall have been terminated in accordance with its terms; or

                  (9) Cypress shall have Net Working Capital as of January 31, 2002 in an amount less than (i) Fourteen Million Dollars ($14,000,000) minus (ii) the aggregate amount, if any, of any and all Change Orders. "Net Working Capital" means, as of any date, an amount equal to: (a) Cypress' consolidated current assets as of such date and calculated in accordance with GAAP, minus (b) the sum of (i) Cypress' consolidated current liabilities as of such date calculated in accordance with GAAP plus, without duplication, (ii) the aggregate amount of the unpaid transaction liabilities as of such date, treating the unpaid balance of the transaction liabilities as of such date, to the extent not otherwise included within Cypress' consolidated current liabilities as of such date, as additional consolidated current liabilities of Cypress as of such date. As used in this clause (9), "calculated in accordance with GAAP" means calculated in accordance with GAAP applied in a manner consistent with the calculation of consolidated current assets and consolidated current liabilities for purposes of Cypress' financial statements; or

         (C) the following conditions have not been satisfied as determined by Parent its sole discretion:

                  (1) Affiliates of Cypress shall have executed and performed their respective material obligations under the Shareholders' Agreements with Parent with respect to an aggregate amount of Shares equal to at least eleven percent (11%) of the total number of Shares issued and outstanding; provided, however, that in the event of nonperformance by any of the Major Shareholders under the Shareholders' Agreement, performance may be tendered by any other Major Shareholder of the Company so long as, in the aggregate, all material obligations of the Major Shareholders (taken as a group and not individually) are satisfied; and

                  (2) The Cypress Board of Directors shall have publicly approved and recommended for approval to the shareholders of Cypress, by the unanimous vote of those voting at the meetings where such actions was taken, the Offer and the transactions contemplated by the Merger Agreement.

         As used above, the term "Material Adverse Effect" means a circumstance or event which has a material adverse effect on (A) the business, assets, financial condition or results of operations of Cypress and its subsidiaries, taken as a whole, or (B) Cypress' ability to perform its obligations under the Merger Agreement or under any other agreement entered into by Cypress in connection with the transactions contemplated by the Merger Agreement; provided, that no circumstance or event (i) resulting from a matter disclosed to Parent and Purchaser prior to execution of the Merger Agreement, (ii) in the nature of the future prospects of Cypress' and its subsidiaries' business, (iii) in the nature of any change in the trading prices of Cypress' capital stock, (iv) resulting from any failure to obtain any approval, consent, assignment, waiver, franchise, license, permit, order, certificate of convenience or public necessity or other authorization from any government or other person with respect to periods after the Appointment Date, (v) substantially caused by the execution and delivery of the Merger Agreement or the announcement of the transactions contemplated thereby, (vi) substantially caused by any act or omission that Cypress or any its subsidiaries is required to take or refrain from taking to comply with any of their respective obligations of the Merger Agreement or the Interim Business Plan, (vii) changes in the regulatory regime, affecting the industry in which Cypress operates or in the economy in the United States in general, or (viii) as a result of the September 11, 2001 terrorist attacks or their aftermath, shall constitute a Material Adverse Effect.

         The foregoing conditions are for the sole benefit of Parent and Purchaser, and except as specifically provided in the Merger Agreement, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

         If the Offer is terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering shareholders.

16.      CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

         GENERAL. The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Cypress with the SEC and other publicly available information concerning Cypress, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Cypress' business that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Parent or the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under "State Takeover Statutes," such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Cypress' business, or certain parts of Cypress' business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 of this Offer to Purchase.

         STATE TAKEOVER LAWS. Cypress is incorporated under the laws of the State of Delaware and its operations are conducted throughout the United States. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or principal places of business in such states, including
Section 203 under the DGCL. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

         ANTITRUST. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be completed until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. Cypress and the Purchaser have concluded that the consummation of the transactions set forth in the Merger Agreement are not subject to the notification and reporting requirements of the HSR Act. Therefore, based on the information available to them, Cypress and the Purchaser believe that the Merger can be affected in compliance with federal and state antitrust laws.

17.      APPRAISAL RIGHTS.

         Appraisal rights are not available in connection with the Offer. However, holders of Shares that do not tender their Shares in the Offer are entitled to appraisal rights in the Merger under Section 262 of the DGCL. All references in this summary to a "shareholder" are to the record holder or beneficial owner of the Shares as to which appraisal rights are asserted. A person having a beneficial interest in Shares that are held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

         The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to
Section 262 of the DGCL, a copy of which is attached to this Offer to Purchase as Schedule II. THIS DISCUSSION SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS IN THE MERGER OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO BECAUSE FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES SET FORTH HEREIN AND THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

         Each shareholder intending to elect appraisal rights as to the fair market value of the Shares must demand in writing for an appraisal of such Shares from Cypress. Demanding appraisal rights for such Shares shall constitute a request for payment for the Shares at a per share value that is different from the $3.50 consideration contemplated by the Merger Agreement. Each shareholder electing to demand appraisal rights for his Shares shall deliver to Cypress a written notice of the shareholder's intent to demand appraisal rights for his Shares. The demand must reasonably inform Cypress of the identity of the shareholder and that the shareholder intends thereby to demand appraisal rights for the Shares. Voting against, abstaining from voting or failing to vote on the Merger will not constitute a demand for appraisal rights within the meaning of
Section 262. However, any shareholder electing to demand appraisal rights will not be granted payment under Section 262 if such shareholder has voted in favor of the Merger. The appraisal rights demand must be mailed or delivered to the attention of Secretary of Cypress at Fifteen Piedmont Center, Suite 100, Atlanta, Georgia 30305.

         If the Merger is approved by satisfying any required vote or if no vote is necessary, upon consummation of the Merger, shareholders who have demanded appraisal rights will receive, no later than ten days after the Effective Time, a dissenters' notice that states that the Merger has been consummated and the Effective Time. The date by which Cypress must receive a demand for appraisal rights must not be more than twenty days after the delivery of the dissenters' notice. A shareholder must comply with the terms of the dissenters' notice in order to receive payment for the Shares other than that contemplated by the Merger Agreement.

         Within 120 days after the Effective Time, the Surviving Corporation or any shareholder who has validly notified Cypress of his intent to demand appraisal rights and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the Shares of all such shareholders. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any shareholder shall have the right to withdraw such shareholder's demand for appraisal and to accept the merger consideration of $3.50 per Share. Within 120 days after the Effective Time, any shareholder who has validly notified Cypress of his intent to demand appraisal rights, upon written request, shall be entitled to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such written statement must be mailed to the shareholder by the Surviving Corporation within 10 days after such shareholder's written request for such a statement is received by the Surviving Corporation or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262 of the DGCL, whichever is later.

         Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the Surviving Corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all shareholders who have demanded payment for their Shares and with whom agreements as to the value of their shares have not been reached by the Surviving Corporation. If the petition is filed by the Surviving Corporation, the petition must be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the Surviving Corporation and to the shareholders shown on the list. The notice will also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable.

         The Court will determine the fair value of the Shares and will direct payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the shareholder's entitled thereto. Shareholders considering seeking appraisal should be aware that the "fair value" of their Shares determined under Section 262 of the DGCL could be more than, the same as or less than the merger consideration of $3.50 per Share. The cost of the appraisal proceeding will be determined by the Court and may be assessed against the parties as the Court deems equitable in the circumstances. The Court may order that all or a portion of the attorneys' fees incurred by any dissenting shareholder in connection with the appraisal proceeding be charged pro rata against the value of all Shares entitled to appraisal.

         THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS' RIGHTS UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

18.      FEES AND EXPENSES.

         The Purchaser and Parent have retained Innisfree M&A Incorporated to be the Information Agent and LaSalle Bank National Association to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

         The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

         Neither of Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, to the Information Agent and, in the event that the laws one or more jurisdictions require the Offer to be made by a licensed broker or dealer, to a broker or dealer licensed in such jurisdiction) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.      MISCELLANEOUS.

         The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

         The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Cypress has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Cypress Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 above.

         Pursuant to Section 21E(b)(2)(C) of the Securities Exchange Act of 1934, the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 is not applicable to forward-looking statements made in connection with a tender offer, including statements made by Parent or Purchaser to date with respect to the Offer.

         This Offer to Purchase should be read together with the Solicitation/Recommendation Statement on Schedule 14D-9 referred to above and is caused to be issued by Cypress to its securityholders.



                                                     CYPRESS MERGER SUB, INC.


January 22, 2002

                                                                      SCHEDULE I


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                  PARENT, THE PURCHASER AND CERTAIN AFFILIATES

         Parent

         The following table sets forth the name of each director and executive officer of Parent, present principal occupation or employment and material occupations, position, offices or employment for the past five years of each director and executive officer of Parent. Unless otherwise indicated, each such person is a citizen of the United States, each occupation set forth opposite an individual's name refers to employment with Parent and all occupations were held during the last five years.



                                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                                         MATERIAL POSITIONS HELD DURING THE PAST
NAME                                     PRESENT BUSINESS ADDRESS                       FIVE YEARS
----                                     ------------------------      -------------------------------------------
Perry H. Ruda..................      One Financial Plaza, Suite        Director and Chief Executive Officer since
                                     1101, Ft. Lauderdale, Florida     November 1997. Prior thereto he co-managed
                                     33394                             AGILE, LLC.

Mark J. Grant..................      One Financial Plaza, Suite        Director since 1998 and President since
                                     1101, Ft. Lauderdale, Florida     January 2001 and currently serves as a
                                     33394                             director and President of capital markets
                                                                       of Access Financial Group, Inc.

Daniel Knafo...................      One Financial Plaza, Suite        Chief Operating Officer since January 2001
                                     1101, Ft. Lauderdale, Florida     and Secretary since February 2001. From
                                     33394                             January 1999 to April 2000 Mr. Knafo served
                                                                       as director of operations for DK Consulting
                                                                       Group, Inc. Prior thereto he served as
                                                                       Senior Vice President, Operations of
                                                                       Cellular Realty Advisors, Inc.

Jordan E. Glazov...............      One Financial Plaza, Suite        Director since 1997. Mr. Glazov served as
                                     1101, Ft. Lauderdale, Florida     President of U.S. RealTel from November
                                     33394                             1997 to December 2000. Prior thereto he
                                                                       was the sole principal of Jordan E. Glazov
                                                                       Real Estate Financial Services.

Ross J. Mangano................      112 West Jefferson Boulevard,     Director since 1998. Mr. Mangano has
                                     Suite 613, Southbend, Indiana     served as Chairman of the Board and as a
                                     46601                             director of Cerprobe, a public company,
                                                                       since February 1992. He has also served,
                                                                       since 1996, as President of The Oliver
                                                                       Estate, Inc.

Gerard H. Sweeney..............      14 Campus Boulevard, Suite 100,   Director since 2000. Mr. Sweeney is the
                                     Newtown Square, Pennsylvania      President (since 1988) and Chief Executive
                                     19073                             Officer (since 1994) of Brandywine Realty
                                                                       Trust.

         Purchaser

         The following table sets forth the name of each director and executive officer of the Purchaser, present business address, present principal occupation or employment and material occupations, position, offices or employment for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual's name refers to employment with Purchaser.

                                                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                                        MATERIAL POSITIONS HELD DURING THE PAST
NAME                                   PRESENT BUSINESS ADDRESS                        FIVE YEARS
----                                   ------------------------     ----------------------------------------------
Charles B. McNamee.............      One Financial Plaza, Suite     Chief Executive officer since January 2002.
                                     1101, Ft. Lauderdale,          Mr. McNamee has been Chief Executive Officer
                                     Florida 33394                  of Resurgence Communications, LLC since March
                                                                    2001. Prior thereto he was Vice President
                                                                    Network Operations for LGC Wireless from
                                                                    November 2000 to May 2001. He was President
                                                                    Tenant Services for U.S. RealTel, Inc. from
                                                                    June 1998 to November 2000. Mr. McNamee
                                                                    served as a director and Chief Executive
                                                                    Officer of Tie Communications from December
                                                                    1995 to March 1998.

Gregory P. McGraw..............      One Financial Plaza, Suite     President and Chief Operating Officer since
                                     1101, Ft. Lauderdale,          January 2002. Mr. McGraw has been President
                                     Florida 33394                  and Chief Operating Officer of Resurgence
                                                                    Communications, LLC since January 2001. Prior
                                                                    thereto he was Executive Vice President, Corporate
                                                                    Development Officer for Convergent Communications,
                                                                    Inc. from August 1998 to January 2001. From July 1996
                                                                    to August 1998, Mr. McGraw was a regulatory consultant,
                                                                    Vice President Marketing and served as interim Chief
                                                                    Financial Officer for Tie Communications, Inc.

Ross J. Mangano................      112 West Jefferson             Director since January 2002. Mr. Mangano has
                                     Boulevard, Suite 613,          served as Chairman of the Board and as a
                                     Southbend, Indiana 46601       director of Cerprobe, a public company, since
                                                                    February 1992. He has also served, since 1996,
                                                                    as President of The Oliver Estate, Inc.

                                                                     SCHEDULE II


               SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

         SECTION 262 -- APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares oF stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss.251 (other than a merger effected pursuant to ss.251 (g) of this title), ss.252, ss.254, ss.257, ss.258, ss.263 or ss.264 of this title:

                  (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss.251 of this title.

                  (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                           a.       Shares of stock of the corporation surviving
or resulting from such merger or consolidation, or depository receipts in respect thereof;

                           b.       Shares of stock of any other corporation, or
depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                           c.       Cash in lieu of fractional shares or
fractional depository receipts described in the foregoing subparagraphs a. and
b. of this paragraph; or

                           d.       Any combination of the shares of stock,
depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

         (d)      Appraisal rights shall be perfected as follows:

                  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                  (2) If the merger or consolidation was approved pursuant to ss.228 or ss.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

         Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates, and any other required documents should be sent by each shareholder or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer Is:

                        LASALLE BANK NATIONAL ASSOCIATION

 Facsimile for Eligible Institutions:       By Mail or Overnight Courier:             By Hand in New York:
            (312) 904-2236                LaSalle Bank National Association            The Bank of New York
                                               135 South LaSalle Street               ATTN: Rolando Salazar
         Confirm by Telephone:                        Room 1811                    15 Broad Street, 16th Floor
            (312) 904-2584                     Chicago, Illinois 60603               New York, New York 10286

         Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                     The Information Agent for the Offer Is:

                       [Innisfree M&A Incorporated Logo]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers call collect: (212) 750-5833
                    All others call toll free: (888) 750-5834